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                                                                    EXHIBIT 99.1



                                  CERTIFICATION
                 Pursuant to 18 United States Code Section 1350

         The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F for the fiscal year ended March 31, 2002, of Mitsui & Co., Ltd. (the "Company") filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company and its subsidiaries.



                                             /s/   Shinjiro Shimizu
                                    --------------------------------------------
                                    Name:  Shinjiro Shimizu
                                    Title: President and Chief Executive Officer
                                    Date:  September 27, 2002

                                  CERTIFICATION
                 Pursuant to 18 United States Code Section 1350

         The undersigned hereby certifies that to his knowledge the Annual Report on Form 20-F for the fiscal year ended March 31, 2002, of Mitsui & Co., Ltd. (the "Company") filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company and its subsidiaries.





                                               /s/   Tasuku  Kondo
                                   ------------------------------------------
                                   Name:  Tasuku Kondo
                                   Title:  Senior Executive Managing Officer and
                                            Chief Financial Officer
                                   Date:  September 27, 2002